March 6, 2012

VIA EDGAR

Mr. Kevin Woody
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Rubicon Financial Incorporated
Form 10-K
Filed March 31, 2011
File No. 000-29315 (the “Annual Report”)

Dear Mr. Woody:

We have set forth below the responses of Rubicon Financial Incorporated (“Rubicon” or the “Company”) to the comments contained in the comment letter from the staff of the Securities and Exchange Commission (the “Staff”), dated December 16, 2011.  For ease of reference, we reproduce below the relevant comments, and include under each comment the Company’s response.

Form 10-K for the year ended December 31, 2010

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1 – Significant Accounting Policies and Procedures

Principles of Consolidation, page F-6

1.
Comment: We have considered your response to our prior comment 1. Please revise your income statement presentation in future filings to property reflect the disposed businesses as discontinued operations.

Response: The Company will revise its income statement presentation in future filings to properly reflect the disposed businesses as discontinued operations.

18872 MacArthur Blvd., First Floor	(T) 888-668-9567
Irvine, California 92612	(F) 949-798-0420

Rubicon – SEC Response Ltr.
March 2, 2012

Note 5 – Marketable securities, page F-12

2.
Comment: We have considered your response to our prior comment 2. We remain unclear how you have arrived at your conclusions that your investments in Clean Coal Technologies, Inc and American International Industries, Inc. were not other than temporarily impaired. In particular, we note that you have a substantial investment in AMIN which has been delisted. Please provide us with a more robust analysis explaining why these investments were not other than temporarily impaired as of December 31, 2010. In your response tell us exactly how long the fair value of each of these investments has been below your cost basis. Additionally, given that the you sold a portion of your investment in AMIN for a loss during 2011, explain to us how you have been able to make the assertion that you have both the intent and ability to hold the investment until recovery.

Response: The Company’s management has determined that its financial statements for December 31, 2010 should be restated due to the failure to recognize some of the unrealized losses on marketable securities to be other than temporary as of December 31, 2010.  Originally, the marketable securities in question were recorded on the balance sheet at market value and the unrealized losses associated with the securities were recorded as other comprehensive losses in the stockholders’ equity section as temporary changes in market value.  The changes in the unrealized losses during the period were also recorded in other comprehensive losses on the statement of operations.  This restatement deems some of the losses as other than temporary and moves $1,151,915 from unrealized to realized in the statement of operations.  The marketable securities are still recorded at fair market value on the balance sheet.

The following tables set forth the effects of the restatement on certain line items within the Company’s consolidated balance sheet as of December 31, 2010 and its consolidated statement of operations for the year ended December 31, 2010:

Consolidated Balance Sheet	As of December 31, 2010
	As Restated	As Previously Filed

Stockholder’s Equity section of the balance sheet:
Other comprehensive loss	$70,838	$(1,081,077)
Retained Earnings	(16,124,874)	(14,972,959)
TOTAL SHAREHOLDERS’ EQUITY	2,220,518	2,220,518

18872 MacArthur Blvd., First Floor	(T) 888-668-9567
Irvine, California 92612	(F) 949-798-0420

Rubicon – SEC Response Ltr.
March 2, 2012

Consolidated Statement of Operations	For the Year Ended December 31, 2010
	As Restated	As Previously Filed

Net operating income (loss)	$(768,063)	$(768,063)
Realized loss on investments	(1,151,915)	-
Total other income (expense)	(960,976)	190,939
Net loss	(1,729,039)	(577,124)
Total other comprehensive income(loss)	885,462	(266,453)
Net Comprehensive income (loss)	(843,577)	(843,577)

Net income (loss) per share – basic and diluted	$(0.12)	(0.04)

Amendment No. 1 to the Company’s Form 10-K for the year ended December 31, 2010 is being filed herewith. In addition, the Company’s will be filing amendments to its Form 10-Qs for the first three quarters of 2011 forthwith.

In closing, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the matters discussed above, please contact the undersigned at 888-668-9567.

Respectfully submitted,

/s/ Joseph Mangiapane, Jr.
Joseph Mangiapane, Jr.
CEO/President

cc:           Mr. Robert Telewicz, Securities and Exchange Commission
Anthony N. DeMint, Esq., DeMint Law, PLLC

18872 MacArthur Blvd., First Floor	(T) 888-668-9567
Irvine, California 92612	(F) 949-798-0420